BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Erin Jaskot, Staff Attorney

May 20, 2013

Re:	Ply Gem Holdings, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-167193

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 13, 2013 and the date hereof the number of Preliminary Prospectuses dated May 13, 2013, which were furnished to 8 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 11,365.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Washington, D.C. time, on May 22, 2013 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN SACHS & CO.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Adam Reeder
Name:	Adam Reeder
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Ryan Gilliam
(Goldman, Sachs & Co.)
Name:	Ryan Gilliam
Title:	Vice President